Exhibit 99.1

Clearmind Expands Global IP Protection for MEAI in Depression Treatment with New South Korea Patent Filing

Patent expands MEAI’s global intellectual property protection as Clearmind advances clinical development and commercialization plans

Vancouver, Canada, Nov. 05, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced the filing of a patent application in South Korea covering compositions containing its proprietary compound, 5-methoxy-2-aminoindane (MEAI), for the treatment of depression.

This filing further strengthens Clearmind’s global intellectual property portfolio for MEAI, a novel, non-hallucinogenic neuroplastogen designed to modulate serotonin pathways, promote neuroplasticity, and alleviate depressive symptoms without the psychoactive effects associated with traditional psychedelics.

According to the World Health Organization, major depressive disorder affects more than 280 million people worldwide and remains one of the leading causes of disability, with limited innovative treatment options available.

Preclinical studies have demonstrated MEAI’s potential to enhance mood regulation and reduce anhedonia, offering a differentiated therapeutic approach for patients who do not respond to conventional antidepressants. This patent application further reinforces Clearmind’s robust IP portfolio, which now includes protections across multiple jurisdictions for MEAI’s applications in various mental health and addiction disorders.

“This patent filing marks another important milestone in expanding our IP protection and advancing MEAI as a novel, next-generation treatment for depression,” said Adi Zuloff-Shani, PhD, CEO of Clearmind Medicine. “As we continue to broaden our global footprint, we are also preparing for the next stages of clinical development and commercialization to potentially bring our non-hallucinogenic neuroplastogen therapies to patients worldwide.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses MEAI’s potential to enhance mood regulation and reduce anhedonia, offering a differentiated therapeutic approach for patients who do not respond to conventional antidepressants, expanding its IP protection, advancing MEAI as a novel, next-generation treatment for depression, broadening its global footprint and the next stages of its clinical development and commercialization. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.